VALIC COMPANY I
FORM N-SAR (SUB-ITEM 77K)

On December 31, 2007, VC Ernst & Young, LLP (E&Y) resigned as the independent registered public accounting firm of VC I. The Board of Directors of VC I is in the process of selecting a new independent registered public accounting firm.

E&Y's reports on VC I's financial statements for the two most recent fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the period E&Y was engaged, there were no disagreements with E&Y on any matter of accounting principles, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on VC I's financial statements.